Tufin Software Technologies Ltd.
5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
July 13, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:       REQUEST FOR ACCELERATION OF EFFECTIVENESS
Tufin Software Technologies Ltd. (CIK No. 0001757399)
Registration Statement on Form F-3 (File No. 333-239715)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tufin Software Technolgoies Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-239715) so that it will be declared effective at 9:30 a.m., Eastern Standard Time, on July 15, 2020, or as soon thereafter as is practicable.
Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP, counsel to the Company.
[Remainder of Page Intentionally Blank]

Sincerely,

TUFIN SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Jack Wakileh
Jack Wakileh
Chief Financial Officer
[Signature Page to Issuer Acceleration Request]